UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-16197

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Peapack-Gladstone Bank Employee Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEAPACK-GLADSTONE FINANCIAL CORPORATION

500 Hills Drive, Suite 300

Bedminster, New Jersey 07921-1538

PEAPACK-GLADSTONE BANK

EMPLOYEES’ SAVINGS AND

INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2011 and 2010

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Bedminster, New Jersey

FINANCIAL STATEMENTS

December 31, 2011 and 2010

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS –
DECEMBER 31, 2011 AND 2010	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS –
YEAR ENDED DECEMBER 31, 2011	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trust Committee

Peapack-Gladstone Financial Corporation

Bedminster, New Jersey

We have audited the accompanying statements of net assets available for benefits of Peapack-Gladstone Bank Employees’ Savings and Investment Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Livingston, New Jersey

June 28, 2012

1.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS

Investments, at fair value: (Note 4)
Cash	$998	$289
Mutual funds	14,347,389	12,909,109
Investment contract with insurance company	3,472,735	2,902,299
Peapack-Gladstone Financial Corporation
common stock	1,570,591	1,914,959

Total investments, at fair value	19,391,713	17,726,656

Receivables:
Employer contribution receivable	1,265,156	1,241,595
Notes receivable from participants	374,900	300,839

	1,640,056	1,542,434

Total assets and net assets,
reflecting all investments at fair value	21,031,769	19,269,090

Net assets available for benefits	$21,031,769	$19,269,090

See accompanying notes to financial statements. 2.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

Additions to net assets attributed to:
Contributions
Participant contributions	$1,239,231
Employer contributions	1,780,915
Employee rollovers (Note 1)	351,601

3,371,747

Dividend Income	303,244
Interest Income	92,551

Total additions	3,767,542

Deductions from net assets attributable to:
Net depreciation in fair value of investments (Note 4)	1,138,612
Miscellaneous fees	3,842
Benefits paid to participants	862,409

Total deductions	2,004,863

Net increase in net assets available for benefits	1,762,679

Net assets available for benefits
Beginning of year	19,269,090

End of year	$21,031,769

See accompanying notes to financial statements. 3.

NOTE 1 - DESCRIPTION OF PLAN

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

The following description of the Peapack-Gladstone Bank Employees’ Savings and Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a participant-directed, defined contribution plan covering all full-time employees of the Peapack-Gladstone Bank (“the Bank”) who have met the eligibility requirements, as defined below. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute up to 100% of base compensation, as defined in the Plan, up to the Internal Revenue Service (“IRS”) limit of $16,500 for 2011. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans in the form of rollovers.

For participants who have attained the age of 21, and have completed one quarter of a year of service, where a ‘year of service’ is defined as ‘1,000 hours in a 12-consecutive month period beginning the with participant’s hire date,’ shall be eligible to participate with respect to a match contribution (the “Match Contributions”) as of the date the participant has satisfied such requirement. The Bank shall contribute for each payroll period on behalf of each participant, an amount equal to 50% of salary reduction deferrals made on behalf of the participant, up to 6% of the participant’s compensation. For 2011, the Bank contributed $415,853 in cash through the Match Contribution.

Each year, the Bank may elect, at its discretion, to make contributions to the Plan for those participants who have attained the age of 21, have completed one year of service, and are employed by the Bank on the last day of the Plan year (the “Profit Sharing Contribution”). The contribution for each eligible participant is determined by the pro rata share of each eligible participant’s annual compensation. For 2011, the Bank contributed $100,000 through the Profit Sharing Contribution in Peapack-Gladstone Financial Corporation common stock (“Peapack-Gladstone Financial Corporation Common Stock Fund”), for which participants may reallocate to other investment options subsequent to the contributions.

Each year, for participants who were participants in the Peapack-Gladstone Bank Employees’ Retirement Plan (“Pension Plan”) as of May 12, 2008 (“Determination Date”), the Bank will contribute to the Plan on behalf of each eligible participant an additional “Age and Service Contribution.” In addition to being a participant in the Pension Plan at the Determination Date, the participant must have been either 45 years of age at the Determination Date, or the sum of the participant’s age plus years of service at the Determination Date must be greater than or equal to 50. Participants for whom age plus years of service equal at least 50 or if the participant is at least 45 years of age but less than 52 at the Determination Date will receive a contribution of 3% of the participant’s compensation earned during the Plan year. Participants whose age is at least 52 but less than 57 at the Determination Date will receive a contribution of 5% of the participant’s compensation earned during the Plan year. Participants whose age is at least 57 but less than 65 at the Determination Date will receive a contribution of 7% of the participant’s compensation earned during the Plan year. Participants who satisfy any of these criteria after the Determination Date are not eligible for this contribution. However, participants who are eligible to receive a lower percentage will receive the higher percentage whenever they satisfy the applicable criteria. For 2011, the Bank contributed $394,864 in cash through the Age and Service Contribution.

(Continued) 4.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Each year, for participants who were participants in the Pension Plan as of the Determination Date, the Bank will contribute to the Plan on behalf of each eligible participant an “Enhanced Contribution.” In addition to being a participant in the Pension Plan at the Determination Date, the participant must have been either 45 years of age at the Determination Date, or the sum of the participant’s age plus years of service at the Determination Date must be greater than or equal to 50. This Enhanced Contribution will equal the lesser of the amount needed to replace the participant’s projected benefit at normal retirement date or 18% of the participant’s accrued pension benefit, as calculated at the Determination Date. Employees who reached age 65 prior to December 31, 2008, are not eligible for this Enhanced Contribution. If the projected benefit for the participant at the Determination Date was greater than projected pension benefit at normal retirement if the Pension Plan were retained, the Enhanced Contribution is not made. Participants who have at least 10 years of employment at the Determination Date will receive a contribution necessary to achieve 100% of the projected benefit. Participants who have at least five years of employment but less than 10 at the Determination Date will receive a contribution necessary to achieve 95% of the projected benefit. Participants who have less than five years of employment at the Determination Date will receive an amount necessary to achieve 90% of the projected benefit. For 2011, the Bank contributed $347,847 in cash through the Enhanced Contribution.

Each year, for all eligible participants employed on the last day of the Plan year, the Bank will make an automatic Qualified Non-Elective Contribution (“QNEC Contribution”). The QNEC Contribution is 3% of the participant’s compensation earned during the Plan year. For 2011, the Bank contributed $522,445 in cash through the QNEC Contribution.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contributions and (b) Plan earnings, and (c) forfeitures of employer contributions, and is charged with his or her withdrawals and an allocation of administrative expense. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting: Participants are immediately vested in their contributions and the Bank’s matching contributions, plus actual earnings or losses thereon. Vesting in the non-matching contributions portion of their accounts, plus actual earnings or losses thereon, is based on years of continuous service, as defined. A participant is 100% vested after three years of continuous service.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures: Forfeitures arising from the termination of members who were not fully vested shall be reallocated to participants who are employed on the last day of the plan year. Nonvested portions of participant accounts are considered to be forfeited as of the last day of the plan year in which the later of the one-year break-in-service or distribution occurs. Total forfeitures reallocated to remaining participants were $23,629 for 2011 and $8,910 for 2010, which represented the balances in the forfeiture account at December 31, 2011 and 2010, respectively.

(Continued) 5.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Management of Trust Funds: The assets of the Plan are managed by Prudential Insurance Company of America (“Prudential”) through its Prudential Investment Management Services unit and PGB Trust & Investments, a division of Peapack-Gladstone Financial Corporation (“the Corporation”). PGB Trust & Investments performs certain administrative functions for the Plan.

Notes Receivable from Participants (“Loans”): Participants may borrow from their fund accounts up to maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the loan fund. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Administrative Expenses: The majority of the administrative expenses are paid by the Bank. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract. No adjustments from fair value to contract value are presented in the statements of net assets available for benefits, as the fair value approximates contract value.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(Continued) 6.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2011 and 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan holds various investments. Investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Credit Risk: At December 31, 2011 and 2010, approximately 8.1% and 10.8% of the Plan’s investments were invested in Peapack-Gladstone Financial Corporation Common Stock, respectively.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although the Corporation has not expressed intent to terminate the Plan, it may do so at any time by action of its board of directors subject to the provisions of ERISA. If the Plan were terminated, however, all members of the Plan would automatically become 100% vested in their fund balances.

NOTE 4 - INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 or 2010:

	2011	2010

Alger Mid-Cap Growth Institutional	$—	$1,022,853
American Funds Europacific Fund	2,258,843	1,646,874
American Funds Growth Fund of America	—	2,443,869
Pimco Total Return Fund	2,592,785	2,037,879
Van Kampen Comstock	1,440,708	1,598,476
MFS Massachusetts Investors Growth Stock R3	2,283,761	—
Guaranteed Income Fund	3,472,735	2,902,299
Peapack-Gladstone Financial Corporation
(the Plan sponsor) Common Stock	1,570,591	1,914,959

The net depreciation in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2011, is as follows:

2011

Mutual funds	$(805,615)
Peapack-Gladstone Financial Corporation common stock	(332,997)

$(1,138,612)

(Continued) 7.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2011 and 2010

NOTE 5 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company Common Stock: The fair value of the company common stock investment is determined by obtaining quoted prices on a nationally recognized stock exchange (Level 1 inputs).

Investment Contract: The fair value of the investment contract has been determined to approximate contract value, based upon the lack of contractual maturity, the frequency of the re-setting of contractual interest rate to market rate, the credit quality of the issuer, the liquidity of the contract, and the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions at contract value (Level 3 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued) 8.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2011 and 2010

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31 Using
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
2011

Investments:
Cash	$998	$—	$—
Peapack-Gladstone Financial
Corporation Common Stock	1,570,591	—	—
Mutual Funds – Fixed Income	3,200,645	—	—
Mutual Funds – Domestic Equity	5,035,545	—	—
Mutual Funds – International Equity	2,272,317	—	—
Mutual Funds – Small/MidCap Equity	2,924,414	—	—
Mutual Funds – Large Cap Equity	914,468	—	—
Investment Contract with
Insurance Company	—	—	3,472,735

2010

Investments:
Cash	$289	$—	$—
Peapack-Gladstone Financial
Corporation Common Stock	1,914,959	—	—
Mutual Funds – Fixed Income	2,449,859	—	—
Mutual Funds – Domestic Equity	4,944,412	—	—
Mutual Funds – International Equity	1,646,874	—	—
Mutual Funds – Small/MidCap Equity	2,984,516	—	—
Mutual Funds – Large Cap Equity	883,448	—	—
Investment Contract with
Insurance Company	—	—	2,902,299

There were no significant transfers between Level 1 and Level 2 during 2011.

(Continued) 9.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2011 and 2010

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2011, including the reporting classifications for the applicable gains and losses included in the 2011 statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant
Unobservable Inputs (Level 3)
Investment Contracts

Beginning balance, January 1, 2011	$2,902,299
Total gains or losses included in change in
net assets available for benefits:
Interest income on investment contracts
held at end of year	68,188
Purchases	1,179,278
Sales	(677,030)

Ending balance, December 31, 2011	$3,472,735

NOTE 6 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2006, the Plan entered into a fully benefit-responsive group annuity contract with Prudential Retirement Insurance & Annuity Company (“PRIAC”), an indirect wholly owned subsidiary of Prudential Financial, Inc., by investing in the PRIAC Guaranteed Income Fund. PRIAC maintains the contributions in its general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the Issuer or otherwise.

The Plan’s investment contract specifies that generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based on an agreed-upon formula with PRIAC, as defined in the contract agreement, but cannot be less than 1.5%. Such interest rates are reviewed on a semiannual basis for resetting. The key factors that influence future interest crediting rates could include the following: current economic and market conditions; the level of market interest rates; and both the expected and actual experience of a reference portfolio within PRIAC’s general account. The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the statements of net assets available for benefits as an adjustment from fair value to contract value for fully benefit-responsive investment contracts. No adjustment amount is being reported as management has determined that contract value approximates fair value of the contract as of December 31, 2011 and 2010.

(Continued) 10.

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2011 and 2010

NOTE 6 - INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)

	2011	2010
Average yields:
Based on annualized earnings (1)	2.25%	2.50%
Based on interest rate credited to participants (2)	2.25	2.50

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

NOTE 7 - TAX STATUS

The Plan was designed under the Prudential Insurance Company of America Prototype Plan and Trust. The Prototype Plan received a favorable tax opinion letter dated June 3, 2004. The plan administrator believes that the Plan has been designed to be a qualified plan as described in Section 401(a) of the Internal Revenue Code (“IRC”), and thereunder exempt from payment of federal income taxes under provisions of Section 501(a) of the IRC. The Plan has been amended since the opinion letter was received. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds a guaranteed investment contract with PRIAC, which is also the custodian of the Plan. The Plan also holds shares of Peapack-Gladstone Financial Corporation Common Stock, for which the number of shares and fair values were 146,102 and $1,570,591, respectively, as of December 31, 2011; and, 146,634 and $1,914,959, respectively, as of December 31, 2010. The Plan recognized dividend income of $28,434 during 2011 from this related-party investment. Notes receivable from participants held by the Plan also reflect party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. The majority of administrative expenses of the Plan are paid directly by the Bank.

11.

SUPPLEMENTAL SCHEDULE

PEAPACK-GLADSTONE BANK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Plan Sponsor:	Peapack–Gladstone Financial Corporation
Employer Identification Number:	22-2491488
Plan Number:	002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identify of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value

*	Peapack-Gladstone	Common stock
	Financial Corporation	146,101.5377 shares	#	$1,570,591
	Cash-interest bearing		#	998

		Mutual Funds
	American Funds	American Funds Europacific Fund
		65,435.7844 shares	#	2,258,843
	Columbia	Columbia Mid Cap Growth Fund
		Opportunity A
		114,131.8079 shares	#	1,044,306
	Davis	Davis New York Venture Class - A
		28,137.4592 shares	#	914,467
	Dryden	Dryden Stock Index Fund Class - Z
		7,411.7901 shares	#	205,232
	Gabelli	Gabelli Small Cap Growth
		13,065.3080 shares	#	411,296
	Goldman Sachs	Goldman Sachs High Yield
		88,738.7572 shares	#	607,861
	Goldman Sachs	Goldman Sachs Mid-Cap Value
		6,945.5372 shares	#	231,703
	Goldman Sachs	Goldman Sachs Small-Cap Value
		24,255.0146 shares	#	943,520
	Lord Abbett	Lord Abbett Value Opportunities A
		7,170.0540 shares	#	108,340
	Legg Mason	Legg Mason Small Cap Growth
		17,009.8088 shares	#	293,589
	Massachusetts Investors	MFS Massachusetts Investors
		Growth Stock R3
		149,656.7025 shares	#	2,283,761
	Massachusetts Investors	MFS International Diversification R3
		1,115.3922 shares	#	13,474
	Pacific Investment	Pimco Total Return Fund
	Management Co.	238,526.6770 shares	#	2,592,785
	Van Kampen	Van Kampen Comstock
		94,658.8365 shares	#	1,440,708
	Van Kampen	Van Kampen Equity & Income
		119,461.5330 shares	#	997,504
				14,347,389

		Investment Contract
*	Prudential Insurance Co.	Guaranteed Income Fund
	of America	Agreement No: GA-39867
		2.25%	#	3,472,735

		Notes Receivable from Participants
*	Participant Loan Fund	4.25% to 9.25%	#	374,900
	Total			$19,766,613

* A party-in-interest, as defined by ERISA.

# Investments are participant directed and therefore cost information is not presented.

12.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

Peapack-Gladstone Bank Employee Savings and Investment Plan

Dated:	June 28, 2012

By:	/s/ Craig C. Spengeman

13.

Exhibit Index

Exhibit Number	Document

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

14.